SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For July 2011

Commission File Number 0-28800

DRDGOLD Limited

Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort, South Africa, 1709

(*Address of principal executive offices*)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of July 2011, incorporated by reference herein:

<u>Exhibit</u>

99.1   Release dated July 15, 2011, entitled "DRDGOLD GUIDANCE FOR THE YEAR ENDED 30 JUNE 2011".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: July 15, 2011

By: /s/ Themba Gwebu
    Name: Themba Gwebu
    Title: Company Secretary

Exhibit 99.1

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
Issuer code: DUSM
Nasdaq trading symbol: DROOY
("DRDGOLD")

DRDGOLD GUIDANCE FOR THE YEAR ENDED 30 JUNE 2011

Shareholders are advised that DRDGOLD expects its group gold production for the year ended 30 June 2011 (FY2011) to be about 10% higher than in the previous year, at around 265 200oz. Cash operating unit costs for FY2011 are expected to be about 8% higher.

It is estimated that capital expenditure for FY2011 will be about 70% higher than the previous year, reflecting the continued development of the Crown/Ergo pipeline.

The information contained in this announcement has not been reviewed or reported on by DRDGOLD's auditors. The detailed report for the quarter and year ended 30 June 2011 will be released to the market on or about 26 August 2011.

Roodepoort
15 July 2011

Sponsor
One Capital